

Mail Stop 7010

December 1, 2008

Via U.S. mail and facsimile

Mr. Aldo Uva
Chief Executive Officer
Natuzzi S.p.A.
Via Iazzitiello 47
70029 Santeramo, Italy

   RE: **Form 20-F for the fiscal year ended December 31, 2007**
      File No. 001-11854

Dear Mr. Uva:

   We have completed our review of your Form 20-F and related filings and have no further comments at this time.

   You may contact Chambre Malone, Attorney, at (202) 551-3262 or, in her absence, Jennifer Hardy, Legal Branch Chief, at (202) 551-3767 if you have any questions regarding legal matters. Please contact Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, the undersigned at (202) 551-3769 if you have any questions regarding comments on the financial statements and related matters.

          Sincerely,

          Rufus Decker
          Accounting Branch Chief